Mail Stop 3720

      							April 7, 2006


Via U.S. Mail and Fax (403-266-5732)

Mr. Riaz Sumar
Chief Financial Officer
TransAKT Corp.
Suite 260, 1414- 8th Street S.W.
Calgary, Alberta
Canada, T2R 1J6

	Re:	TransAKT Corp.
      Form 20-F for the Year Ended December 31, 2004
		File No. 000-50392

Dear Mr. Sumar:

      We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.


							Sincerely,



							Larry Spirgel
							Assistant Director